[Rada Electronic Industries Ltd. Letterhead]

March 29, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Amanda Ravitz
Assistant Director

Re:    Rada Electronic Industries Ltd.
          Registration Statement on Form F-3
          File No. 333-216973

Dear Ms. Ravitz:

The undersigned, on behalf of Rada Electronic Industries Ltd. (“Rada”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Friday, March 31, 2017, or as soon thereafter as possible.

Management of Rada is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/Dov Sella
Dov Sella
Chief Executive Officer

cc: Brian Soares, Esq.